

March 12, 2014

Via E-mail
Robert F. Schneider
Executive Vice President, CFO
Kimball International, Inc.
1600 Royal Street
Jasper, IN 47549

Re: **Kimball International, Inc.**
        Form 10-K for the Fiscal Year Ended June 30, 2013
        Filed August 26, 2013
        File No. 000-03279

Dear Mr. Schneider:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Other Income (Expense), page 23

Other Income (Expense), page 23

1.   We note from your income tax and segment disclosures in Notes 8 and 14 on pages 50 and 58, respectively, disproportionate relationships between United States and foreign net sales, pre-tax income and tax rates that appear to require expanded MD&A disclosures of these relationships. Revised disclosures should consider how income tax planning or other events have historically impacted or are reasonably likely to impact future results of operations and financial position. We would expect disclosure that explains the foreign

effective income tax rates, their importance in understanding U.S. and foreign contributions to your results of operations as well as discussion of the relationship between the mix of net sales generated in the U.S. and foreign countries and the U.S. and foreign components of income before taxes on income. Tell us how you would consider revision to MD&A to explain the foregoing issues. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 26

2. We note that you believe your "available funds on hand, cash generated from operations, and the availability of borrowing under [y]our credit facilities will be sufficient for the foreseeable future." In future filings, please disclose whether your cash resources will be sufficient to meet your working capital and other operating needs for at least the next 12 months. Refer to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 thereto, as well as footnote 43 to SEC Release 33-8350 for additional guidance. This comment also applies to subsequently filed Forms 10-Q.

3. We note that your operating cash flow discussion provides little insight into the changes in your financial condition. In this regard, you did not address each significant change in working capital or explain the underlying reasons for such changes. For example, we note you did not disclose the reasons for significant changes in accounts payable and accrued expenses. In future filings please provide enhanced disclosure of your operating cash flows to enable readers to better assess significant changes in working capital. Also, include all periods presented in the filing in your discussion of cash flows. Refer to Item 303(a)(1) of Regulation S-K and Section IV.B.1 of SEC Release 33-8350. This comment also applies to subsequently filed Forms 10-Q.

4. We note that as of June 30, 2013, you had undistributed earnings of foreign subsidiaries of approximately $103.7 million that if repatriated, may be subject to income taxes in the U.S. as well as foreign withholding taxes. To the extent you have cash and cash equivalents held by foreign subsidiaries, please tell us and disclose in future filings the amount of such cash and cash equivalents and the potential income tax consequences of repatriating such undistributed earnings. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Notes to Consolidated Financial Statements

Note 8. Income Taxes, page 49

5. Please tell us how you have complied with the disclosures required in ASC 740-30-50-2 (a) to disclose the types of events related to your non-recognized deferred tax liabilities that would cause those temporary differences to become taxable.

<u>Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by Reference
From Definitive Proxy Statement on Schedule 14A Filed September 4, 2013)</u>

<u>Election of Directors, page 6</u>

6.   Please ensure that in future filings you disclose all the biographical information regarding your directors required by Item 401(e)(1) of Regulation S-K. In this regard, it appears that you should disclose the years in which each director worked at his various places of employment and the name of the organization where Thomas J. Tischhauser currently works.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant